Exhibit 99.5

TO:	Autorité des marchés financiers

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

The New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

The Prince Edward Island Office of the Superintendent of Securities

Newfoundland and Labrador Office of the Superintendent of Securities

(collectively, the “Commissions”)

CONSENT OF QUALIFIED PERSON

I hereby consent to: (i) the public filing of the technical report entitled “NI 43-101 Technical Report on the Pre-Feasibility Study for the Strange Lake Property Quebec, Canada” dated December 6, 2013 (the “Technical Report”) with the Commissions; and (ii) the use of extracts from, or a summary of, the Technical Report in the press releases of Quest Rare Minerals Ltd. dated October 23, 2013 and December 6, 2013 (the “Press Releases”).

I confirm having read the Technical Report and Press Releases, and that the Press Releases fairly and accurately represent the information in the Technical Report.

DATED December 6, 2013.

(signed) Sam Shoemaker
Sam Shoemaker, Jr., RegMemSME